Exhibit 6.1

ENTAILMENT AND JOINT RESPONSIBILITY AGREEMENT

This Agreement is made and entered into as of April 28, 2025, by and between:

- Destiladora de Agave Azul, S.A. de C.V. (hereinafter referred to as "THE PRODUCER"), a company duly incorporated under the laws of Mexico, with its principal place of business at Cuauhtemoc 1000, Col. Vista Hermosa, Jalisco, Mexico, Zip Code 46560, duly authorized to produce tequila under NOM 1424 and holder of Appellation of Origin Tequila No. 173.

- California Tequila, Inc. (hereinafter referred to as "THE DISTRIBUTOR"), a company duly incorporated under the laws of the United States of America, with its principal address at 30012 Aventura, Suite A, Rancho Santa Margarita, California, 92688, authorized to distribute and sell alcoholic beverages.

RECITALS

WHEREAS, THE PRODUCER is authorized to produce "Tequila" and "100% Agave Tequila" in compliance with Mexican Official Standards ("Official Tequila Norm");

WHEREAS, THE DISTRIBUTOR owns or controls the trademarks "AsomBroso" (USPTO Reg. No. 1575702) and "Ultrafino" (USPTO Reg. No. 1619373);

WHEREAS, both parties desire to collaborate for the production, distribution, and sale of Tequila products bearing the "Appellation of Origin Tequila" and the marks owned or controlled by THE DISTRIBUTOR;

NOW, THEREFORE, in consideration of the mutual covenants contained herein, the parties agree as follows:

CLAUSES

1. Production and Delivery

THE PRODUCER shall produce and deliver to THE DISTRIBUTOR tequila products bottled at origin, fully compliant with the "Official Tequila Norm".

2. Certification and Compliance

Upon request, THE PRODUCER shall provide THE DISTRIBUTOR with official evidence of compliance with the "Official Tequila Norm".

3. Authorization for Use

THE PRODUCER authorizes THE DISTRIBUTOR to use the designation "Tequila" and/or "Tequila 100% Agave" in connection with the specified trademarks, subject to compliance with applicable Mexican laws and the "Official Tequila Norm".

4. Intellectual Property Responsibility

THE DISTRIBUTOR shall be solely responsible for providing all bottling materials (bottles, caps, labels, packaging) and for ensuring no infringement of third-party intellectual property rights. THE DISTRIBUTOR shall indemnify THE PRODUCER against any claims, damages, attorney’s fees, and costs arising from such infringements.

5. Distribution Restrictions

THE DISTRIBUTOR may not modify the tequila after delivery. Permissible activities are limited to distribution, sales, and participation as Master Distiller during the production process.

6. Labeling and Branding

All products must display the "Appellation of Origin Tequila" and the approved trademarks. All commercial information must comply with applicable Mexican law and the laws of the jurisdictions where the products are sold.

7. Recordation Requirement

This Agreement must be recorded with the Mexican Institute of Industrial Property (IMPI) under Article 165 BIS 24 of the Industrial Property Law. Effectiveness is contingent upon official recordation.

8. Term and Termination

This Agreement shall be valid for ten (10) years from the date of IMPI’s recordation approval. It may be terminated by mutual agreement or by unilateral petition with appropriate IMPI notice. Cancellation of compliance certificates, NOM violations, or loss of Appellation of Origin authorization may also trigger termination.

9. Governing Law and Jurisdiction

This Agreement shall be governed by and construed in accordance with the laws of Mexico. Any disputes shall be subject to the exclusive jurisdiction of the Federal Courts located in Guadalajara, Jalisco, Mexico.

**IN WITNESS WHEREOF**, the parties hereto have executed this Agreement as of the date first written above.

DESTILADORA DE AGAVE AZUL, S.A. DE C.V.

By:  /s/ Aldo Garcia

Name: Aldo Garcia

Title: Legal Representative

Date:   April 28, 2025

CALIFORNIA TEQUILA, INC.

By:    /s/ Andrew Ulmer

Name: Andrew Ulmer

Title: Legal Representative

Date:   April 28, 2025